SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                            For the month of February


                           VAN DER MOOLEN HOLDING N.V.
                 (Translation of Registrant's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                   Form 20-F _____X_____     Form 40-F ___________


        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b)
                   under the Securities Exchange Act of 1934.)

                       Yes _____________     No____X_______


      (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)



                Schedule of Information Contained in this Report:

     1. The English language press release of Van der Moolen Holding N.V. dated February 23, 2006 announcing Full Year 2005 results.

       Van der Moolen Reports a Profit of EUR 5.7 Million for the Fourth
             Quarter of 2005 and EUR 11.3 Million for the Full Year


    AMSTERDAM, Netherlands--(BUSINESS WIRE)--Feb. 23, 2006--Van der Moolen (NYSE:VDM)(AEX:VDMN)(EURONEXT:VDMN):

    -- Earnings per share EUR 0.14 versus EUR 0.06 in the third quarter of 2005.

    --  Full year EPS EUR 0.29 versus EUR 0.32 in 2004.

    -- Proposed dividend EUR 0.13 per share (in cash or common shares).

    --  Further disclosures on strategy.

    Van der Moolen announces that it earned profit attributable to its common shareholders of EUR 5.7 million in the fourth quarter 2005 compared with EUR 2.3 million in the third quarter of 2005 and EUR 4.9 million in the fourth quarter of 2004. Excluding the non-recurring items specified below, fourth quarter 2005 profit attributable to common shareholders amounts to EUR 1.5 million. Profit attributable to common shareholders for the full year 2005 was EUR 11.3 million, which compares to EUR 12.3 million in 2004.
    The financial information presented is prepared in accordance with IFRS. Previously published quarterly and year-to-date December, 2004 financial information under Dutch GAAP for the year 2004 has been restated to comply with IFRS(1).
    Fourth quarter 2005 net income has been strongly influenced by the following non-recurring items:

    -- Recognition of a (non-cash) impairment charge on specialist assignments of EUR 13.6 million with a negative impact on net income of EUR 5.4 million (after income tax expense and minority interest);

    -- At the end of the quarter we sold four NYSE seats out of ten. The book profit on the sale of the seats amounted to EUR 7.4 million, impacting our profit attributable to common shareholders by EUR 3.4 million (after income tax expense and minority interest). The proceeds of the sales that were received in January 2006 will be used to redeploy the capital for expanding our business;

    -- Recognition of a provision of EUR 3.1 million in respect of estimated legal expenses relating to several litigation issues of the Group and the estimated settlement thereof, impacting our profit attributable to common shareholders by EUR 1.5 million (after income tax expense and minority interest); and

    -- The recognition of a net tax benefit (non-cash) in the amount of EUR 7.7 million.

    (1) For further information in relation to the transition to IFRS and the restatement of 2004 annual and quarterly information we refer to our press release for the first quarter 2005 dated April 28, 2005. As a result of the finalization of the conversion process, the comparative fourth quarter 2004 and full year 2004 results have been adjusted by a positive EUR 0.2 million compared to the April 28, 2005 information.

    Revenues increased by 16% compared to the third quarter 2005 and 6% in comparison with the fourth quarter last year. These growth percentages are affected by a 2% and 7% dollar appreciation, if compared to third quarter 2005 and last year, respectively.
    In the fourth quarter 2005, Van der Moolen was able to close 63 of its 64 trading days (98%) with a trading profit on transactions. Our NYSE participation rate was 19.1%, compared to 19.9% in the third quarter of 2005 and 21.2% in the fourth quarter last year. Our realization rates were 2.5, 2.2 and 2.6 basis points for the respective quarters.


 Key Figures
 -------------------------- ----------------------- ------------------
                4th quarter 4th quarter 3rd quarter     12 months
 Euros millions    2005        2004        2005      2005   2004
 -------------------------- ----------------------- ------------------
 Revenues             31.0   29.2    6%  26.7   16% 112.3  122.9   -9%
 -------------------------- ----------------------- ------------------
 Operating
  profit               0.2    4.6  -96%   8.8  -98%  22.0   30.6  -28%
 -------------------------- ----------------------- ------------------
 Profit from
  continuing
  operations a)        3.8    6.7  -43%   3.4   12%  13.0   24.3  -47%
 -------------------------- ----------------------- ------------------
 Profit (loss)
  from
  discontinued
  operations          (0.1)  (0.5)  80%     -        (0.1)  (2.4)  96%
 -------------------------- ----------------------- ------------------
 Profit
  attributable
  to common
  shareholders         5.7    4.9   16%   2.3  148%  11.3   12.3   -8%
 -------------------------- ----------------------- ------------------
 Guarantee
  capital            411.4  378.0    9% 400.7    3% 411.4  378.0    9%
 -------------------------- ----------------------- ------------------
 Per common share data
  (Euros x 1)
 -------------------------- ----------------------- ------------------
 (Diluted)
  profit from
  continuing
  operations          0.14   0.14   -1%  0.06  139%  0.29   0.38  -23%
 -------------------------- ----------------------- ------------------
 (Diluted)
  profit (loss)
  from
  discontinued
  operations         (0.00) (0.01) -81%     -       (0.00) (0.06) -96%
 -------------------------- ----------------------- ------------------
 (Diluted)
  profit              0.14   0.13    7%  0.06  135%  0.29   0.32  -10%
 -------------------------- ----------------------- ------------------

 -------------------------- ----------------------- ------------------
 Average US
  dollar/Euro
  rate                0.84   0.77        0.82        0.80   0.80
 -------------------------- ----------------------- ------------------
 a) As a result of the adoption of IAS 32 on January 1, 2005, the dividend on preferred financing shares and the interest on minority members' capital are presented as finance cost and hence are included in 2005 profit from continuing operations. In the 2004 comparitive information, these items are presented as a component of profit allocation and minority interest, respectively.


    Turnover on the exchanges where we are active was generally quite strong in the fourth quarter:


               Change in Turnover: Q4 2005 vs. Q3 2005
----------------------------------------------------------------------
Borsa Italiana         +10.7%  London Stock Exchange             +2.3%
Deutsche Borse          -3.0%  New York Stock Exchange           +6.4%
Euronext                -3.5%  SWX Swiss Exchange                +9.0%
----------------------------------------------------------------------
source: Exchanges
----------------------------------------------------------------------

    Fourth quarter volatility presented a more mixed picture, with strong gains in several markets during October, but not all:


              Change in Volatility: Q4 2005 vs. Q3 2005
----------------------------------------------------------------------
AEX Index (Netherlands)     -0.7%  MIB Index (Italy)            +11.4%
CAC 40 Index (France)       -2.8%  NYSE Composite               +14.6%
DAX Index (Germany)         -8.6%  Swiss Market Index           +17.1%
FTSE 100 Index (U.K.)      +16.0%
----------------------------------------------------------------------
average of daily highs less daily lows; source: Bloomberg
----------------------------------------------------------------------


    Fred Bottcher, Van der Moolen's CEO, commented,
    "Although the growth in trading volumes took a rest in the third quarter, the fourth quarter recovery in most markets was impressive. Our traders put in stronger performance in the fourth quarter. We are well prepared for the NYSE's introduction of the hybrid trading model later this year and with the acquisition of Curvalue, Van der Moolen positioned itself for significant growth in derivatives and direct access brokerage over the next few years."

    Results for the full year 2005

    Revenues

    At EUR 112.3 million, our reported revenues in 2005 were 9% below the EUR 122.9 million earned in 2004. The decrease in revenues was fully organic in nature.
    Revenues generated by VDM Specialist decreased EUR 9.7 million, or 10%, compared to 2004. Revenues generated by our European trading activities decreased by EUR 0.7 million compared to the preceding year.
    For the full year 2005, Van der Moolen was able to close 251 of its 258 trading days (97%) with a trading profit on transactions. Our NYSE participation rate was 20.1%, compared to 23.0% in 2004. Our realization rates were 2.4 and 2.8 basis points for the respective years.

    Other gains and losses - net

    The EUR 8.3 million net gain includes a EUR 7.4 million gain realized on the sale of four NYSE memberships in December 2005. The four seats were sold at an average price of $3,537,500. Further, it includes the distribution of reserves of the Vereniging Voor de Effectenhandel ('VVE') and the Vereniging Voor de Optiehandel amounting to EUR 1.1 million, offset by a EUR 0.2 million loss in relation to the fair value changes of terminated interest rate swaps.

    Operating expenses

    Total operating expenses in 2005 were 7% higher than those recognized in 2004. On an individual line basis the following factors mainly affected the comparison:

    -- The 2005 fixed employee compensation and benefits were 6% below 2004 levels. The decrease is mainly explained by a decrease in the number of full time equivalents employed by the Group.

    -- The 2005 variable employee compensation and benefit expense increased by 5% compared to 2004. This increase is mainly attributable to changes in the relative contribution of the different bonus arrangements in place throughout the Group.

    -- Seat lease expenses 2005 declined by 59% compared with 2004. This decline was mainly due to annual lease renewals at lower rates at the end of 2004 and during the first half year of 2005, together with a slight decrease in the number of seat rentals.

    -- In 2005, an impairment charge on the specialist assignments of our NYSE franchise VDM Specialists USA was recognized in the amount of EUR 13.6 million compared to an impairment charge of EUR 3.1 million recognized in 2004. Further, in 2004 an impairment charge of EUR 2.2 million was recognized on NYSE memberships.

    -- General and administrative expenses amounted to EUR 21.1 million in 2005, compared to EUR 14.3 million in the preceding year; an increase of 48%. This increase was mainly due to increased professional fees compared to 2004 (including estimated legal expenses of EUR 1.8 million in relation to legal proceedings and further increases amongst others due to the implementation of Sarbanes Oxley Act and the IFRS conversion process) and the recognition of a EUR 1.3 million provision in respect of the estimated outcome of several litigation issues of the Group. Further, 2004 expenses included a benefit of EUR 2.4 million which related to a release of a provision for a loan.

    Operating profit

    Full year 2005 operating profit was EUR 22.0 million, compared with EUR 30.6 million in the preceding year; a decrease of 28%. Excluding the other gains and losses (net), the amortization expense, impairments of fixed assets and the exceptional expense relating to the NYSE/SEC settlement recognized in 2004, operating profit amounted to EUR 29.0 million in 2005 compared with EUR 38.7 million in 2004, a decrease of 25%. This decrease is mainly caused by the decrease in revenues and the increase in general and administrative expenses, only partly offset by lower other operating expenses. The operating margin calculated on this basis was 26% in 2005, compared to 31% in 2004.

    Finance cost

    As a result of the adoption of IAS 32 on January 1, 2005, the dividend on preferred financing shares and the interest on minority members' capital are presented as finance costs. In the comparative information for 2004, these items are presented as a component of profit allocation and minority interest, respectively. We are currently renegotiating the terms of the financing preferred B shares of which the dividend reset date was December 31, 2005. The new terms of agreement in respect of the dividend will be retrospectively applied from January 1, 2006.
    Currency exchange gains and losses reflect a benefit of EUR 2.6 million in 2005 compared to EUR 0.7 million in 2004. The underlying exchange exposure was mitigated by an FX transaction in April 2005.
    Other finance cost, net, amounted to a EUR 8.3 million charge in 2005 compared to EUR 6.3 million in the preceding year. The increase compared to 2004 mainly relates to an increase in US dollar floating rates and the termination of the interest rate swaps in June 2005. A EUR 0.5 million increase compared to 2004 is attributable to the interest spread paid on the FX transaction executed in April 2005.

    Income tax

    Income tax expense from continuing operations in 2005 was a benefit of EUR 0.9 million, representing a consolidated effective tax rate of 9% (benefit) against 4% (charge) in 2004. Both years were strongly influenced by exceptional net tax benefits. The weighted average tax rate applicable to our pretax income in 2005 is 48%. The following factors mainly affected the comparison between the effective tax rate and the weighted average applicable tax rate in 2005:

    a) Recognition of a tax benefit in connection with unwinding the Group's financing entity

    In 2004, the activities of the Group's financing entity, Van der Moolen International BV, were partially reduced through the conversion in July and November 2004 of a substantial portion of its inter group loans (advanced to operating subsidiaries) into equity. The inter group loans of this financing entity were, amongst other reasons, reduced to decrease the interest cost of the operating subsidiaries and in anticipation of the end of the special fiscal regime applicable to Van der Moolen International BV.
    The Dutch corporate income tax law and the rules applicable under the special fiscal regime do not provide explicit guidance on the treatment of such conversions for corporate tax purposes. As a consequence of this uncertainty, the Group did not recognize a tax benefit in 2004 related to these loan conversions because of the risk that the tax authorities would not agree to such a benefit.
    On December 17, 2005, the 2003 corporate income tax return of Van der Moolen International BV was agreed by the tax authorities. In this 2003 return, Van der Moolen International BV reported similar loan conversions. Because of the agreement of the tax authorities to the company's treatment of the 2003 loan conversions, we determined that it is likely that the tax benefit arising on the 2004 loan conversions can be sustained. Consequently, a non-recurring (non-cash) tax benefit of EUR 9 million has been recognized in the income statement for the year ended 31 December 2005. The effective tax rate for the year 2005 is positively influenced by this item by approximately 86%.

    b) Adjustment of the tax rate used to tax effect carry forward losses existing for local taxation in the USA

    In 2005, a change in New York State tax law was enacted. As a result of this enacted change, the tax rate used to tax effect our carry forward losses, which originated in 2003 and 2004, decreased, resulting in a tax charge of EUR 1.3 million recognized in the income statement for the year 2005. The effective tax rate for the year 2005 is negatively influenced by this item by approximately 12%.

    c) Derecognition of deferred tax assets

    After applying a recoverability test to deferred tax assets arising from tax losses incurred in 2005, it has been assessed that a deferred tax asset of EUR 0.6 million does not qualify for recognition under the applicable accounting standards. Consequently, the effective tax rate for the year 2005 is negatively influenced by approximately 6%.

    d) Non-taxable gains and losses

    The effective tax rate in 2005 was strongly influenced by the non-taxable gain arising from the liquidation of the VVE and the recognition of the non-tax deductible preferred financing dividend as an expense as required under IFRS as from January 1, 2005. The negative impact of non-taxable gains and non-tax deductible losses on our consolidated effective tax rate approximates 8%.

    Minority interest

    The decrease in minority interest compared to 2004 reflects the decline in income generated by our NYSE franchise VDM Specialists, together with a EUR 3.4 million allocation of the impairment of specialist assignments to these minority members as recognized in the fourth quarter of 2005
    (2004: EUR 0.8 million). As a result of a special provision in the operating agreement of our partnership VDM Specialists, the book profit of the NYSE memberships sold in December 2005 is mainly attributable to Van der Moolen.

    Earnings per share

    Profit per common share was EUR 0.29 in 2005, compared to EUR 0.32 in 2004. Profit per share from continuing operations was EUR 0.29 in 2005 compared to EUR 0.38 in 2004, a decrease of 23%.

    Balance sheet

    General

    Our balance sheet has been strongly affected by the adoption of IAS 32 and IAS 39 on January 1, 2005. These standards address the presentation, disclosure and the recognition and measurement of financial instruments. The accounting for financial instruments included in the December 31, 2004 comparative balance sheet is based on Dutch GAAP, in accordance with the transition exemption provided by IFRS.

    Balance sheet total

    On December 31, 2005 our Balance Sheet total was EUR 721.1 million, a 46% increase from December 31, 2004. This increase is mainly due to the increase of current assets and current liabilities as a result of the application of the offsetting rules of IAS 32 and the rules for recognition and derecognition of financial instruments of IAS 39. The appreciation of the US dollar during the period under review reinforced this effect.

    Total equity

    Total equity divided by the Balance Sheet total, decreased from 53% at the end of 2004 to 32% on December 31, 2005, mainly as a result of the reclassification of financing preferred capital and capital minority members to non-current liabilities.

    Guarantee capital

    Guarantee capital, which consists of total equity plus the non-current portion of our subordinated indebtedness (including financing preferred capital and capital contributions from minority members), increased from EUR 378.0 million to EUR 411.4 million during the year under review.
    This increase is mainly due to the strong appreciation of the US dollar during the period, affecting shareholder's equity, minority interest and subordinated debt (the US dollar appreciated against the euro: at December 31, 2004 the euro/dollar rate was 1.3648 compared to
1.1829 on December 31, 2005). These translation effects, the income contribution and the increase in fair value of the NYSE seats owned were partially offset by a EUR 16.3 million repayment of subordinated borrowings, a EUR 18.0 million reclassification of subordinated borrowings to short-term liabilities, and the payment of a EUR 3.2 million cash dividend on our common shares in April 2005. As a percentage of our Balance Sheet total, guarantee capital declined from 77% at the end of 2004 to 57% at December 31, 2005.

    Cash and cash equivalents

    Due to the application of the offsetting rules established by IAS 32, cash and cash equivalents substantially increased. An offsetting increase is shown in bank overdrafts, a component of current liabilities. The increase of these balance sheet items reflects the gross presentation of the bank accounts within the cash pool arrangement we have with a commercial bank. This cash pool arrangement does not meet the requirements for offsetting under IFRS.
    The Group has approximately EUR 39 million of free-available cash (including disposition on security positions and other assets) (December 31, 2004: EUR 31 million). Further, it has EUR 15 million available in short-term committed credit lines.

    Non-current cash and cash equivalents

    The non-current cash and cash equivalents reflect that part of cash and cash equivalents that is held by VDM Specialists for purposes of compliance with the Net Liquid Asset (NLA) requirement set by the New York Stock Exchange. The total NLA requirement amounts to $243 million at December 31, 2005. It is our current assessment that the NLA requirement will be reduced by approximately $90 million in 2006.

    NYSE seats

    As mentioned above, the Group sold four of its ten New York Stock Exchange memberships in December 2005. The remaining six seats owned are each carried at a fair value at December 31, 2005 of $3,550,000 (EUR 3.0 million) and are shown under Available-for-sale financial assets. The fair value increase compared to year-end 2004 is recognized (net of tax) through equity and capital minority members.

    Subsequent events

    On January 2, 2006, we acquired all shares of Curvalue Beheer B.V. as was announced in our press release of that date.

    Strategy: Serving the public securities markets

    Van der Moolen today also presents its strategy and long-term objectives following the acquisition of Curvalue. Van der Moolen is positioned for significant growth in serving the public securities markets. Our success will be driven by scalable electronic trading platforms that provide low cost, high speed execution and the ability to expand across markets in a highly cost-effective way.

    Our goals for the next three to five years are ambitious:

    -- VDM Specialists: to build on VDM Specialists' number four position on the NYSE, continuing to add to its book of specialist relationships and exploiting opportunities for new types of trading opened up by the introduction of the NYSE's Hybrid model.

    -- Global derivatives liquidity provision and principal trading: to become a leading liquidity provider on all major European derivatives exchanges, and to build significant presence as liquidity provider on US futures and options exchanges while expanding our principal activities globally;

    -- Direct access brokerage: to build on Online Trader's successful launch, providing high quality, low cost electronic execution for an increasing number of professional customers while adding access to securities exchanges around the world.

    For the coming year our major priorities are to integrate Curvalue's derivatives and brokerage activities and build on its successful electronic business model and to ensure VDM Specialists' successful transition to the NYSE's new Hybrid trading model.
    VDM Specialists is well prepared for the substantial changes we expect as the NYSE adopts its Hybrid trading model. With state-of-the-art technology in place, we are optimistic that our NYSE franchise will thrive in the new environment. Expansion of automated execution will level the playing field with ECNs and other execution venues, giving investors the choice of instantaneous direct order matching or price improvement through the specialist. We expect that the Hybrid model will create opportunities for new trading strategies as well as cost savings.
    We will build on our significant presence in European futures and options specialist and market making service, providing additional capital to this activity and seeking additional specialist assignments. Opportunities for this will increase with the adoption of the Amsterdam trading model by other markets later this year. We will also expand our trading activities into new equity and derivatives markets with the launch of U.S. electronic market making in options and futures on regulated exchanges.
    Online Trader, our brokerage service launched in 2005, combines the efficiency and immediacy of electronic direct access to exchanges with execution support through voice brokerage. We will move to increase Online Trader's customer base and its connectivity to additional exchanges in stages over the next two years. Subject to resolution of EU regulatory issues, our long-term aim is to exploit potential opportunities for internalization of Online Trader's order book for customer orders and principal trading to realize savings in transaction fees.
    For more information about Van der Moolen, please visit www.vandermoolen.com or contact Investor Relations/Corporate Communications, telephone +31 (0)20 535 6789.

    N.B.:

    Today, at 16:00 CET, Van der Moolen will host a conference call for analysts. This will be webcast over www.vandermoolen.com.
Invitations to participants have been distributed. For more information, please contact Dana Johnston at Taylor Rafferty, telephone: +1 (212) 889 4350.


Van der Moolen trades on the leading US and European equity, option and fixed income exchanges. The group trades in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of nearly 11% of transaction volume for which it acts as specialist. Van der Moolen's traders worldwide execute an average of 100,000 trades a day. Turnover and price volatility are the most important factors influencing its results.
Van der Moolen's shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM).

    Disclaimer:

    This press release contains forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words "anticipate," "believe," "intend," "estimate," "expect," "hope," and words of similar meaning are forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; pending or potential acquisitions; pending or potential litigation and government investigations, including litigation and investigations concerning specialist trading in the U.S.; future revenue sources; the effects of changes or prospective changes in the regulation or structure of the securities exchanges on which our subsidiaries operate; and trends in results, performance, achievements or conditions in the markets in which we operate. These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, which may cause our results, performance, achievements or conditions in the markets in which we operate to differ, possibly materially, from those expressed or implied in these forward-looking statements. We describe certain important factors to consider in connection with these forward-looking statements under "Key Information - Risk Factors" and elsewhere in our annual filing with the U.S. Securities and Exchange Commission on Form 20-F. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this Report. We have no obligation to update these forward-looking statements.

                      Van der Moolen Holding N.V.
                 Consolidated Profit and Loss Account
                           (IFRS, Unaudited)

---------------------- ----------------------------- -----------------
(amounts  in millions of Euros, except per share data)

                                Q4          Q4                Q3
                              2005        2004   %          2005   %
---------------------- ----------------------------- -----------------

Revenues                     31.0        29.2     6%       26.7    16%

Other gains and losses
 - net                        7.6           -   100%        0.9   744%

Exchange, clearing and
 brokerage fees              (5.4)       (4.9)   10%       (5.5)   -2%
Employee compensation
 and benefits, fixed         (6.8)       (6.7)    1%       (6.2)   10%
Employee compensation
 and benefits,
 variable                    (2.2)       (1.2)   83%       (1.4)   57%
Lease of exchange
 memberships                 (0.7)       (2.1)  -67%       (0.8)  -13%
Information and
 communication
 expenses                    (0.7)       (0.7)    0%       (0.7)    0%
Depreciation expense         (0.4)       (0.3)   33%       (0.4)    0%
Amortization expense         (0.5)       (0.5)    0%       (0.4)   25%
Impairment of
 intangible fixed
 assets                     (13.6)       (3.1)  339%          -
Impairment of
 financial fixed
 assets                         -        (2.2) -100%          -
Exceptional expense
 relating to provision
 NYSE/SEC                       -           -                 -
General and
 administrative
 expenses                    (8.1)       (2.9)  179%       (3.4)  138%

Total operating
 expenses                   (38.4)      (24.6)   56%      (18.8)  104%

Operating profit              0.2         4.6   -96%        8.8   -98%

Preferred financing
 dividend                    (0.7)          -              (0.7)
Interest on minority
 members' capital            (0.4)          -              (0.3)
Currency exchange
 gains and losses            (0.1)        0.7              (0.1)
Other finance costs -
 net                         (2.1)       (1.5)             (2.3)

Profit from continuing
 operations before
 income tax                  (3.1)        3.8  -182%        5.4  -157%
Income tax                    6.9         2.9              (2.0)
Profit from continuing
 operations                   3.8         6.7   -43%        3.4    12%

Profit (loss) from
 discontinued
 operations before
 income tax                  (0.5)       (0.7)   29%          -
Income tax                    0.4         0.2                 -
Profit (loss) from
 discontinued
 operations                  (0.1)       (0.5)   80%          -

Profit for the period         3.7         6.2   -40%        3.4     9%
Profit attributable to
 minority members            (2.0)        0.6               1.1
Profit attributable to
 equity holders of the
 parent                       5.7         5.6     2%        2.3   148%
Preferred financing
 dividend                       -        (0.7)                -
Profit attributable to
 common shareholders          5.7         4.9    16%        2.3   148%
---------------------- ----------------------------- -----------------

---------------------- ----------------------------- -----------------
Average number of
 common shares
 outstanding           39,343,295  38,317,100     3% 39,343,295     0%
Diluted average number
 of common shares
 outstanding           39,343,295  38,317,100     3% 39,343,295     0%
Per common share data:
(Diluted) profit from
 continuing operations
 per common share          0.14        0.14    -1%       0.06   139%
(Diluted) profit
 (loss) from
 discontinued
 operations per common
 share                      (0.00)      (0.01)  -81%          -
(Diluted) profit per
 common share                0.14        0.13     7%       0.06   135%
---------------------- ----------------------------- -----------------


---------------------------------------  -----------------------------
(amounts  in millions of Euros, except per share data)

                                           12 months   12 months
                                                2005        2004   %
---------------------------------------  -----------------------------

Revenues                                      112.3       122.9    -9%

Other gains and losses - net                    8.3           -   100%

Exchange, clearing and brokerage fees         (20.8)      (21.4)   -3%
Employee compensation and benefits,
 fixed                                        (27.1)      (28.8)   -6%
Employee compensation and benefits,
 variable                                      (6.1)       (5.8)    5%
Lease of exchange memberships                  (3.9)       (9.4)  -59%
Information and communication expenses         (2.8)       (3.0)   -7%
Depreciation expense                           (1.5)       (1.5)    0%
Amortization expense                           (1.7)       (1.7)    0%
Impairment of intangible fixed assets         (13.6)       (3.1)  339%
Impairment of financial fixed assets              -        (2.2) -100%
Exceptional expense relating to
 provision NYSE/SEC                               -        (1.1) -100%
General and administrative expenses           (21.1)      (14.3)   48%

Total operating expenses                      (98.6)      (92.3)    7%

Operating profit                               22.0        30.6   -28%

Preferred financing dividend                   (2.9)          -
Interest on minority members' capital          (1.3)          -
Currency exchange gains and losses              2.6         0.7
Other finance costs - net                      (8.3)       (6.3)

Profit from continuing operations
 before income tax                             12.1        25.0   -52%
Income tax                                      0.9        (0.7)
Profit from continuing operations              13.0        24.3   -47%

Profit (loss) from discontinued
 operations before income tax                  (0.5)       (4.0)   88%
Income tax                                      0.4         1.6
Profit (loss) from discontinued
 operations                                    (0.1)       (2.4)   96%

Profit for the period                          12.9        21.9   -41%
Profit attributable to minority members         1.6         6.7
Profit attributable to equity holders
 of the parent                                 11.3        15.2   -26%
Preferred financing dividend                      -        (2.9)
Profit attributable to common
 shareholders                                  11.3        12.3    -8%
---------------------------------------  -----------------------------

---------------------------------------  -----------------------------
Average number of common shares
 outstanding                             39,031,219  38,078,411     3%
Diluted average number of common shares
 outstanding                             39,031,219  38,078,411     3%
Per common share data:
(Diluted) profit from continuing
 operations per common share                   0.29        0.38   -23%
(Diluted) profit (loss) from
 discontinued operations per common
 share                                        (0.00)      (0.06)  -96%
(Diluted) profit per common share              0.29        0.32   -10%
---------------------------------------  -----------------------------



Van der Moolen Holding N.V.
Revenue breakdown in millions of Euros
----------------- ------------------ ------------------- -------------
                                                      12      12
                      Q4     Q4          Q3       months  months
                    2005   2004  %     2005  %      2005    2004   %
----------------- ------------------ ------------------- -------------
VDM Specialists    24.2   23.8    2%  20.9   16%   89.9    99.6   -10%
Net gain on
 principal
 transactions      16.7   15.4    8%  13.5   24%   62.0    68.7   -10%
Commissions         5.5    5.9   -7%   5.3    4%   21.5    23.9   -10%
Other               2.0    2.5  -20%   2.1   -5%    6.4     7.0    -9%
European Trading    6.8    5.3   28%   5.8   17%   22.4    23.1    -3%
Unallocated and
 Holding              -    0.1           -            -     0.2  -100%
----------------- ------------------ ------------------- -------------
Total revenues     31.0   29.2    6%  26.7   16%  112.3   122.9    -9%
----------------- ------------------ ------------------- -------------

----------------- ------------------ ------------------- -------------
Van der Moolen        Q4     Q4          Q3           12      12
 Holding N.V.       2005   2004        2005       months  months
                                   %           %    2004    2004     %
Operating profit
 before other
 gains and losses
 (net), before
 amortization of
 intangible fixed
 assets, before
 impairment and
 before
 exceptional
 expense relating
 to provision
 NYSE/SEC,
 breakdown in
 millions of
 Euros
----------------- ------------------ ------------------- -------------
VDM Specialists     8.2    9.5  -14%   9.2  -11%   36.2    42.5   -15%
European Trading      -   (0.6) 100%   0.6  100%    1.2     1.0    20%
Unallocated and
 Holding           (1.5)   1.5  200%  (1.5)   0%   (8.4)   (4.8)  -75%
----------------- ------------------ ------------------- -------------
Total operating
 profit before
 other gains and
 losses (net),
 before
 amortization of
 intangible fixed
 assets, before
 impairment and
 before
 exceptional
 expense relating
 to provision
 NYSE/SEC           6.7   10.4  -36%   8.3  -19%   29.0    38.7   -25%
----------------- ------------------ ------------------- -------------

----------------- ------------------ ------------------- -------------
VDM Specialists
 (VDMS)
Key figures                                           12      12
 (IFRS)               Q4     Q4          Q3       months  months
                    2005   2004        2005         2005    2004
----------------- ------------------ ------------------- -------------
VDM Specialists
 revenues ($
 million)          28.7   30.8        25.5        111.8   123.8
Net gain on
 principal
 transactions      19.8   20.0        16.5         77.2    85.3
Commissions         6.6    7.7         6.4         26.8    29.8
Other               2.3    3.1         2.6          7.8     8.7
Total value of
 trading on NYSE
 ($ billion)      3,739  3,133       3,513       14,125  11,618
Value of trading
 in VDMS
 assignments ($
 billion)           416    360         384        1,571   1,312
VDMS market share
 in dollar value
 NYSE              11.1%  11.5%       10.9%        11.1%   11.3%
VDMS value of
 principal shares
 traded ($
 billion)            80     76          76          316     302
Participation
 rate              19.1%  21.2%       19.9%        20.1%   23.0%
VDMS net gain on
 principal
 transactions ($
 million)          19.8   20.0        16.5         77.2    85.3
Realization rate
 (basis points)     2.5    2.6         2.2          2.4     2.8
----------------- ------------------ ------------------- -------------
Source: NYSE, Van der Moolen



                      Van der Moolen Holding N.V.
                      Consolidated Balance Sheet
                           (IFRS, unaudited)

----------------------------------------------------------------------
(amounts in millions of Euros)   December 31, 2005   December 31, 2004
----------------------------------------------------------------------
Assets
Non-current assets
Goodwill                             24.8                21.5
Other intangible assets              45.3                51.2
Property, plant and equipment         4.0                 4.0
Deferred income tax assets           80.8                83.5
Retirement benefit plans              3.4                 3.7
Available-for-sale financial
 assets                              18.0                 9.8
Cash and cash-equivalents           188.5               178.0

                                 ---------           ---------
                                            364.8               351.7
Current assets
Securities owned                     81.6                43.9
Due from clearing organizations
 and professional parties           127.6                39.9
Loans and receivables                 5.0                   -
Current income tax receivables        8.9                11.4
Other current assets                 17.4                 5.4
Cash and cash-equivalents           115.8                40.8

                                 ---------           ---------
                                            356.3               141.4
----------------------------------------------------------------------
Total assets                                721.1               493.1
----------------------------------------------------------------------

Equity and liabilities
Shareholders' equity                221.2               234.4
Minority interest                    10.9                26.4

                                 ---------           ---------
Total equity                                232.1               260.8
Non-current liabilities
Financing preferred capital          51.4                   -
Capital minority members             16.3                   -
Subordinated borrowings             111.6               117.2
Long-term borrowings                  1.4                 1.7
Deferred income tax liabilities       1.1                 1.4

                                 ---------           ---------
                                            181.8               120.3
Current liabilities
Securities sold, not yet
 purchased                           67.5                34.6
Due to clearing organizations
 and professional parties            65.9                16.8
Short-term borrowings                33.8                15.7
Bank overdrafts                     114.2                 0.7
Current income tax liabilities        4.3                12.3
Provisions                            3.1                   -
Other current liabilities and
 accrued expenses                    18.4                31.9

                                 ---------           ---------
                                            307.2               112.0
----------------------------------------------------------------------
Total equity and liabilities                721.1               493.1
----------------------------------------------------------------------


----------------------------------------------------------------------
Guarantee capital                           411.4               378.0
----------------------------------------------------------------------



    CONTACT: Van der Moolen Holding NV
             Investor Relations/Corporate Communications
             Telephone: +31 (0)20 535 6789
             info@vandermoolen.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            VAN DER MOOLEN HOLDING N.V.

         Date: February 23, 2006            By: /s/ Friedrich M.J. Bottcher
                                                ---------------------------
                                            name: Friedrich M.J. Bottcher
                                            title: Chairman of the Executive
                                            Board

                                            By: /s/ Leo J. Pruis
                                                ---------------------------
                                            name: Leo J. Pruis
                                            title: Chief Financial Officer
                                            Member of the Executive Board

                                            By: /s/ Casper F. Rondeltap
                                                ----------------------------
                                            name : Casper F. Rondeltap
                                            title: Member of the Executive Board

           ----------------------------------------------------------